UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

NORDSTROM, INC.

(Name of the Issuer)

Nordstrom, Inc.

Norse Holdings, Inc.

Navy Acquisition Co. Inc.

El Puerto de Liverpool, S.A.B. de C.V.

Anne E. Gittinger

Anne E. Gittinger Trust u/w Everett W. Nordstrom

1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger

Charles W. Riley, Jr., solely in his capacity as trustee of Anne E. Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of

Trust A u/w Frances W. Nordstrom and not in any individual capacity

Estate of Bruce A. Nordstrom

1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom)

Trust A u/w Frances W. Nordstrom

Margaret Jean O'Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom

Peter E. Nordstrom

Erik B. Nordstrom

James F. Nordstrom, Jr.

Katharine T. Nordstrom 2007 Trust Agreement

Julia K. Nordstrom 2007 Trust Agreement

Audrey G. Nordstrom 2007 Trust Agreement

Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust

Bruce and Jeannie Nordstrom 2010 MFN Trust

Pete and Brandy Nordstrom 2010 MFN Trust

Bruce and Jeannie Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 Children’s Trust

(Names of Persons Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

655664100

(CUSIP Number of Class of Securities)

Nordstrom, Inc. 1617 Sixth Avenue Seattle, Washington 98101 Tel: (206) 628-2111

Norse Holdings, Inc.
Navy Acquisition Co. Inc.

Anne E. Gittinger

Anne E. Gittinger Trust u/w Everett W. Nordstrom

1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger

Charles W. Riley, Jr., solely in his capacity as trustee of Anne E. Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of Trust A u/w Frances W. Nordstrom and not in any individual capacity

Estate of Bruce A. Nordstrom

1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom)

Trust A u/w Frances W. Nordstrom

Margaret Jean O'Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom

Peter E. Nordstrom

Erik B. Nordstrom

James F. Nordstrom, Jr.

Katharine T. Nordstrom 2007 Trust Agreement

Julia K. Nordstrom 2007 Trust Agreement

Audrey G. Nordstrom 2007 Trust Agreement

Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust

Bruce and Jeannie Nordstrom 2010 MFN Trust

Pete and Brandy Nordstrom 2010 MFN Trust

Bruce and Jeannie Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 Children’s Trust
c/o Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101
Tel: (206) 628-2111

El Puerto de Liverpool, S.A.B. de C.V. Mario Pani No. 200, Col. Santa Fe, Del. Cuajimalpa CDMX C.P. 05348 Tel: 52-55-5268-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Derek Zaba Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94304 Tel: (650) 565-7000	Gary Gerstman Scott Williams Sidley Austin LLP One South Dearborn Chicago, IL 60603 Tel: (312) 853-7000	Keith Trammell Glenn R. Pollner Wilmer Cutler Pickering Hale & Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 Tel: (212) 295-6329	Benjamin P. Schaye Juan F. Méndez Benjamin A. Bodurian Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Tel: (212) 455-7866

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Nordstrom, Inc., a Washington corporation (“Nordstrom”) and the issuer of the Nordstrom common stock, no par value per share (the “Nordstrom Common Stock”), that is the subject of the Rule 13e-3 transaction; (2) Norse Holdings, Inc., a Delaware corporation (“Parent”); (3) Navy Acquisition Co. Inc., a Washington corporation and wholly owned subsidiary of Parent (“Acquisition Sub”); (4) El Puerto de Liverpool, S.A.B. de C.V., a Mexican corporation (sociedad anónima bursátil) (“Liverpool”); and (5) Anne E. Gittinger, Anne E. Gittinger Trust u/w Everett W. Nordstrom, 1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger, Charles W. Riley, Jr., solely in his capacity as trustee of Anne E. Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of Trust A u/w Frances W. Nordstrom and not in any individual capacity, Estate of Bruce A. Nordstrom, 1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom), Trust A u/w Frances W. Nordstrom, Margaret Jean O'Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom, Peter E. Nordstrom, Erik B. Nordstrom, James F. Nordstrom, Jr., Katharine T. Nordstrom 2007 Trust Agreement, Julia K. Nordstrom 2007 Trust Agreement, Audrey G. Nordstrom 2007 Trust Agreement, Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust, Bruce and Jeannie Nordstrom 2010 MFN Trust, Pete and Brandy Nordstrom 2010 MFN Trust, Bruce and Jeannie Nordstrom 2012 CFN Trust, Pete and Brandy Nordstrom 2012 CFN Trust and Pete and Brandy Nordstrom 2012 Children’s Trust.

This Transaction Statement relates to the Agreement and Plan of Merger, dated December 22, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Nordstrom, Parent and Acquisition Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Nordstrom (the “Merger”), with Nordstrom surviving the Merger and becoming a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Nordstrom Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares of Nordstrom Common Stock that are (i) held by Nordstrom or owned of record by Nordstrom or any of its subsidiaries, (ii) held, directly or indirectly, by Parent or Acquisition Sub or any of their wholly-owned subsidiaries (other than, in each case of clauses (i) and (ii), shares held on behalf of a third party), (iii) to be contributed to Parent pursuant to the Rollover and Support Agreements (as defined below) or (iv) held by a person who has not voted in favor of or consented to the approval of the Merger Agreement and the Merger and has complied with all other provisions of the Washington Business Corporation Act, as amended, concerning dissenters’ rights with respect to the Merger Agreement) will be cancelled and automatically converted into the right to receive the merger consideration of $24.25 per share in cash, without interest thereon, subject to any required tax withholding in accordance with the terms of the Merger Agreement. In addition, the Nordstrom Board of Directors (the “Nordstrom Board”) intends to authorize a special dividend of up to $0.25 per share (based on the amount of available cash on hand of Nordstrom and its subsidiaries) prior to and contingent on the close of the Merger. Following the Merger, Nordstrom Common Stock will no longer be publicly traded, and Nordstrom’s shareholders (other than the Family Group (as defined in the Proxy Statement (as defined herein)) and Liverpool, indirectly through Parent) will cease to have any ownership interest in Nordstrom.

In connection with entering into the Merger Agreement, on December 22, 2024, Parent and Nordstrom entered into rollover, voting and support agreements with the Family Group and Liverpool (together, the “Rollover and Support Agreements”). Pursuant to the Rollover and Support Agreements, the Family Group and Liverpool agreed to vote all of their shares of Nordstrom Common Stock in favor of the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, in favor of any proposal by Nordstrom to adjourn, recess or postpone any meeting of the shareholders to a later date that complies with the Merger Agreement, in favor of any other proposal considered and voted upon by shareholders of Nordstrom necessary for the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other proposal that would reasonably be expected to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled or impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement. In addition, the Family Group and Liverpool agreed pursuant to the Rollover and Support Agreements to transfer, contribute and deliver to Parent certain shares of Nordstrom Common Stock in exchange for a number of newly issued shares of common stock of Parent, subject to the substantially simultaneous, but subsequent, consummation of the Merger in accordance with the terms of the Merger Agreement.

The Nordstrom Board formed a special committee (the “Special Committee”) to consider and evaluate the advisability of an acquisition by one or more persons of all of the outstanding shares of Nordstrom Common Stock (except for shares owned by one or more shareholders who are retaining their interests), and any alternative transaction to a potential transaction that the Special Committee deems appropriate, and delegated to the Special Committee certain powers of the Nordstrom Board with respect to a potential transaction and any alternative transaction. The Special Committee is composed solely of members of the Nordstrom Board who are independent of and disinterested with respect to the Family Group, Liverpool, the Merger Agreement and the transactions contemplated thereby. The Special Committee, as more fully described in the preliminary Proxy Statement, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on December 22, 2024, unanimously (1) determined and declared that the Merger Agreement and the consummation by Nordstrom of the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Nordstrom and its shareholders and (2) recommended that the Nordstrom Board, among other things, approve the Merger Agreement and, subject to receiving the Requisite Shareholder Approvals (as defined herein), the consummation of the transactions contemplated thereby, including the Merger, and recommend the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by Nordstrom’s shareholders.

The Nordstrom Board, acting on the unanimous recommendation of the Special Committee, unanimously (with Messrs. Erik and Peter Nordstrom recusing themselves), among other things, (1) determined and declared that the Merger Agreement and the consummation by Nordstrom of the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Nordstrom and its shareholders, (2) approved the Merger Agreement and, subject to receiving the Requisite Shareholder Approvals, the consummation of the transactions contemplated thereby, including the Merger, and (3) upon the terms and subject to the conditions of the Merger Agreement, resolved to recommend the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by Nordstrom’s shareholders.

The Merger cannot be consummated without the affirmative vote of (1) the holders of shares of Nordstrom Common Stock representing two-thirds of the outstanding shares of Nordstrom Common Stock entitled to vote thereon at the Special Meeting and (2) the holders of shares of Nordstrom Common Stock representing a majority of the outstanding shares of Nordstrom Common Stock entitled to vote thereon at the Special Meeting other than shares owned, directly or indirectly, by Parent, Acquisition Sub, the Family Group, Liverpool and their respective affiliates or by any director or officer (within the meaning of Rule 16a-1(f) of the Exchange Act) of Nordstrom (together the “Requisite Shareholder Approvals”).

Concurrently with the filing of this Transaction Statement, Nordstrom is filing Amendment No. 1 to its preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which Nordstrom is soliciting proxies from Nordstrom’s shareholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Nordstrom is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Nordstrom contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Nordstrom. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Nordstrom, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

Item 2. Subject Company Information

(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties to the Merger—Nordstrom”

●	“Questions and Answers”

●	“The Parties to the Merger—Nordstrom”

●	“Important Information Regarding Nordstrom”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

●	“Questions and Answers”

●	“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

●	“Important Information Regarding Nordstrom—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“Questions and Answers”

●	“Important Information Regarding Nordstrom—Market Price of Nordstrom Common Stock”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger Agreement—Special Dividend and Stub Period Dividend”

●	“The Merger Agreement—Covenants Regarding Conduct of Business by Nordstrom Prior to the Merger”

●	“Important Information Regarding Nordstrom—Dividends”

(e)	Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“Important Information Regarding Nordstrom—Prior Public Offerings”

(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Important Information Regarding Nordstrom—Prior Public Offerings”

●	“Important Information Regarding Nordstrom—Transactions in Nordstrom Common Stock”

Item 3. Identity and Background of Filing Person

(a) — (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—The Parties to the Merger—Parent”

●	“Summary Term Sheet—The Parties to the Merger—Acquisition Sub”

●	“The Parties to the Merger—Parent Entities”

●	“Important Information Regarding Nordstrom”

●	“Important Information Regarding the Parent Filing Parties”

Item 4. Terms of the Transaction

(a)	(1) Material terms. Tender offers. Not applicable

(2)	Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Benefits of the Merger for the Unaffiliated Security Holders”

●	“Special Factors—Detriments of the Merger to the Unaffiliated Security Holders”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Intent of Nordstrom’s Directors and Executive Officers to Vote in Favor of the Merger”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“Special Factors—Accounting Treatment”

●	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

●	“The Special Meeting—Votes Required”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Exchange Procedures”

●	“The Merger Agreement—Conditions to the Merger”

●	Annex A—Agreement and Plan of Merger

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Benefits of the Merger for the Unaffiliated Security Holders”

●	“Special Factors—Detriments of the Merger to the Unaffiliated Security Holders”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Limited Guaranties”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Exchange Procedures”

●	“The Merger Agreement—Directors’ & Officers’ Indemnification and Insurance”

●	“The Merger Agreement—Employee Benefits”

●	“The Rollover and Support Agreements”

●	“Proposal 2: The Compensation Proposal”

●	Annex A—Agreement and Plan of Merger

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E— Rollover, Voting and Support Agreement (Liverpool)

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Dissenters’ Rights”

●	“Questions and Answers”

●	“The Special Meeting—Dissenters’ Rights”

●	“The Merger Agreement—Dissenting Shares”

●	“Dissenters’ Rights”

●	Annex F—Chapter 23B.13

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Provisions for Unaffiliated Company Shareholders”

(f)	Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	(1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Limited Guaranties”

●	“Special Factors—Fees and Expenses”

●	“The Merger Agreement”

●	“The Rollover and Support Agreements”

●	“Important Information Regarding Nordstrom—Prior Public Offerings”

●	“Important Information Regarding Nordstrom—Transactions in Nordstrom Common Stock”

●	“Important Information Regarding Nordstrom—Past Contracts, Transactions, Negotiations and Agreements”

●	“Important Information Regarding the Parent Filing Parties”

●	“Proposal 2: The Compensation Proposal”

●	Annex A—Agreement and Plan of Merger

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

(b)	— (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Limited Guaranties”

●	“The Merger Agreement”

●	“The Rollover and Support Agreements”

●	“Cooperation Agreement”

●	“Important Information Regarding Nordstrom—Transactions in Nordstrom Common Stock”

●	“Important Information Regarding Nordstrom—Past Contracts, Transactions, Negotiations and Agreements”

●	Annex A—Agreement and Plan of Merger

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Intent of Nordstrom’s Directors and Executive Officers to Vote in Favor of the Merger”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Limited Guaranties”

●	“Special Factors—Fees and Expenses”

●	“The Special Meeting—Votes Required”

●	“The Merger Agreement”

●	“The Rollover and Support Agreements”

●	“Proposal 2: The Compensation Proposal”

●	Annex A—Agreement and Plan of Merger

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

Item 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Delisting and Deregistration of Nordstrom Common Stock”

●	“The Merger Agreement—Effect of the Merger”

●	“The Merger Agreement—Articles of Incorporation and Bylaws; Board of Directors and Officers”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Exchange Procedures”

●	“The Merger Agreement—Treatment of Outstanding Equity Awards and Equity Plans”

●	Annex A—Agreement and Plan of Merger

(c)	(1) — (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Intent of Nordstrom’s Directors and Executive Officers to Vote in Favor of the Merger”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Delisting and Deregistration of Nordstrom Common Stock”

●	“The Merger Agreement—Effect of the Merger”

●	“The Merger Agreement—Articles of Incorporation and Bylaws; Board of Directors and Officers”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Special Dividend and Stub Period Dividend”

●	“The Merger Agreement—Directors’& Officers’ Indemnification and Insurance”

●	“The Merger Agreement—Employee Benefits”

●	“The Rollover and Support Agreements”

●	“Important Information Regarding Nordstrom—Dividends”

●	Annex A—Agreement and Plan of Merger

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Unaudited Prospective Financial Information”

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Benefits of the Merger for the Unaffiliated Security Holders”

●	“Special Factors—Detriments of the Merger to the Unaffiliated Security Holders”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Fees and Expenses”

●	“Special Factors—Delisting and Deregistration of Nordstrom Common Stock”

●	“The Merger Agreement—Effect of the Merger”

●	“The Merger Agreement—Articles of Incorporation and Bylaws; Board of Directors and Officers”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Special Dividend and Stub Period Dividend”

●	“The Merger Agreement—Treatment of Outstanding Equity Awards and Equity Plans”

●	“The Merger Agreement—Directors’ & Officers’ Indemnification and Insurance”

●	“The Merger Agreement—Employee Benefits”

●	“Dissenters’ Rights”

●	“Proposal 2: The Compensation Proposal”

●	Annex A—Agreement and Plan of Merger

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

Item 8. Fairness of the Transaction

(a)	— (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Benefits of the Merger for the Unaffiliated Security Holders”

●	“Special Factors—Detriments of the Merger to the Unaffiliated Security Holders”

●	“Special Factors—Certain Effects of the Merger for the Parent Filing Parties”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

●	“The Special Meeting—Votes Required”

●	“The Special Meeting—Voting of Proxies”

●	“The Special Meeting—Revocability of Proxies”

●	“The Merger Agreement—Conditions to the Merger”

●	“Proposal 1: The Merger Proposal”

●	Annex A—Agreement and Plan of Merger

(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Intent of Nordstrom’s Directors and Executive Officers to Vote in Favor of the Merger”

(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	— (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Opinion of Morgan Stanley & Co. LLC to the Special Committee”

●	“Special Factors—Opinion of Centerview Partners LLC to the Special Committee”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Materials Provided to Liverpool by J.P. Morgan Securities LLC”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Where You Can Find Additional Information”

●	Annex B—Opinion of Morgan Stanley

●	Annex C—Opinion of Centerview Partners

(c)	Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“Where You Can Find Additional Information”

●	The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Nordstrom during its regular business hours by any interested equity holder of Nordstrom Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)	— (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Financing of the Merger”

●	“Special Factors—Limited Guaranties”

●	“The Merger Agreement—Covenants Regarding Conduct of Business by Nordstrom Prior to the Merger”

●	“The Merger Agreement—Financing”

●	“The Merger Agreement—Financing Cooperation; Notes Offer and Consent Solicitation”

●	“The Merger Agreement—Other Covenants and Agreements”

●	“The Merger Agreement—Conditions to the Merger”

●	“Cooperation Agreement”

●	Annex A—Agreement and Plan of Merger

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Certain Effects on Nordstrom if the Merger is Not Consummated”

●	“Special Factors—Limited Guaranties”

●	“Special Factors—Fees and Expenses”

●	“The Special Meeting—Solicitation of Proxies”

●	“The Merger Agreement—Termination of the Merger Agreement—Termination Rights Exercisable by Nordstrom”

●	“The Merger Agreement— Termination of the Merger Agreement—Termination Rights Exercisable by Parent”

●	“The Merger Agreement—Termination Fees”

●	“The Merger Agreement—Miscellaneous—Expenses”

●	“Cooperation Agreement”

●	Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Important Information Regarding Nordstrom—Security Ownership of Certain Beneficial Owners and Management”

●	“Important Information Regarding the Parent Filing Parties”

●	“The Rollover and Support Agreements”

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

(b)	Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Background of the Merger”

●	“Important Information Regarding Nordstrom—Security Ownership of Certain Beneficial Owners and Management”

●	“Important Information Regarding Nordstrom—Transactions in Nordstrom Common Stock”

●	“Important Information Regarding Nordstrom—Prior Public Offerings”

●	“Important Information Regarding the Parent Filing Parties”

●	“The Merger Agreement”

●	“The Rollover and Support Agreements”

●	Annex A—Agreement and Plan of Merger

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

Item 12. The Solicitation or Recommendation

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Intent of Nordstrom’s Directors and Executive Officers to Vote in Favor of the Merger”

●	“Special Factors—Intent of Certain Shareholders to Vote in Favor of the Merger”

●	“The Special Meeting—Votes Required”

●	“The Rollover and Support Agreements”

●	Annex D—Rollover, Voting and Support Agreement (Family Group)

●	Annex E—Rollover, Voting and Support Agreement (Liverpool)

(e)	Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Proposal 1: The Merger Proposal”

Item 13. Financial Information

(a)	Financial statements. The audited consolidated financial statements set forth in Item 8 of Nordstrom’s Annual Report on Form 10-K for the fiscal year ended February 3, 2024 and the financial statements set forth in Item 1 of Nordstrom’s Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2024 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Certain Effects of the Merger”

●	“Special Factors—Unaudited Prospective Financial Information”

●	“Important Information Regarding Nordstrom—Selected Historical Consolidated Financial Data”

●	“Important Information Regarding Nordstrom—Book Value Per Share”

●	“Where You Can Find Additional Information”

(b)	Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	— (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers”

●	“Special Factors—Background of the Merger”

●	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Nordstrom Board”

●	“Special Factors—Position of the Parent Filing Parties as to the Fairness of the Merger”

●	“Special Factors—Plans for Nordstrom After the Merger”

●	“Special Factors—Purposes and Reasons of the Parent Filing Parties for the Merger”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“Special Factors—Fees and Expenses”

●	“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors—Interests of Nordstrom’s Directors and Executive Officers in the Merger”

●	“The Merger Agreement—Merger Consideration”

●	“The Merger Agreement—Treatment of Outstanding Equity Awards and Equity Plans”

●	“Proposal 2: The Compensation Proposal”

●	Annex A—Agreement and Plan of Merger

(c)	Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

●	16(a)(2)(i) Preliminary Proxy Statement of Nordstrom, Inc. (included in the Schedule 14A filed on April 4, 2025 and incorporated herein by reference).

●	16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

●	16(a)(2)(iii) Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).

●	16(a)(2)(iv) Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).

●	16(a)(2)(v) Current Report on Form 8-K, dated December 22, 2024 (included in Schedule 14A filed on December 23, 2024 and incorporated herein by reference).

●	16(a)(2)(vi) Soliciting Materials (included in Schedule 14A filed on December 23, 2024 and incorporated herein by reference).

●	16(a)(2)(vii) Soliciting Materials (included in Schedule 14A filed on January 10, 2025 and incorporated herein by reference).

●	16(a)(2)(viii) Current Report on Form 8-K, dated January 17, 2025 (included in Schedule 14A filed on January 24, 2025 and incorporated herein by reference).

●	16(b)(ii)* Debt Commitment Letter, dated December 22, 2024, by and among Norse Holdings, Inc., Wells Fargo Bank, National Association and JP Morgan Chase Bank N.A.

●	16(b)(iii)* Equity Commitment Letter, dated December 22, 2024, by and between Norse Holdings, Inc. and El Puerto de Liverpool, S.A.B. de C.V.

●	16(b)(iv)* Limited Guaranty, dated December 22, 2024, by and among certain members of the Family Group and Nordstrom, Inc.

●	16(b)(v)* Limited Guaranty, dated December 22, 2024, by and between El Puerto de Liverpool, S.A.B. de C.V. and Nordstrom, Inc.

●	16(c)(i) Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Nordstrom, Inc., dated December 22, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

●	16(c)(ii) Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Nordstrom, Inc., dated December 22, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

●	16(c)(iii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated December 22, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(iv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated February 4, 2024, for the Board of Directors of Nordstrom, Inc.

●	16(c)(v)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated February 27, 2024, for the Board of Directors of Nordstrom, Inc.

●	16(c)(vi)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated March 30, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(vii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated May 5, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(viii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated June 15, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(ix)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated September 11, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(x)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated September 15, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xi)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 2, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 11, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xiii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 13, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xiv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 18, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 16, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xvi)* Supplemental discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 16, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xvii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 20, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xviii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated December 19, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

●	16(c)(xix)* Discussion materials prepared by J.P. Morgan Securities LLC, dated December 21, 2024, for El Puerto de Liverpool S.A.B. de. C.V.

●	16(d)(i) Agreement and Plan of Merger, dated as of December 22, 2024, by and among Nordstrom, Inc., Norse Holdings, Inc. and Navy Acquisition Co. Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

●	16(d)(ii) Rollover, Voting and Support Agreement, dated as of December 22, 2024, by and among the Family Group, Norse Holdings, Inc. and Nordstrom, Inc. (included as Annex D to the Proxy Statement and incorporated herein by reference).

●	16(d)(iii) Rollover, Voting and Support Agreement, dated as of December 22, 2024, by and among El Puerto de Liverpool, S.A.B. de C.V., Norse Holdings, Inc. and Nordstrom, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

●	16(d)(iv)* Cooperation Agreement, dated as of December 22, 2024, by and among Norse Holdings, Inc., El Puerto de Liverpool, S.A.B. de C.V., and the Family Group.

●	16(f) Chapter 23B.13 of the Washington Business Corporation Act (included as Annex F to the Proxy Statement and incorporated herein by reference).

●	107 Filing Fee Table.*

*	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on March 4, 2025.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2025

NORDSTROM, INC.

By:	/s/ Ann Munson Steines
	Name:	Ann Munson Steines
	Title:	Chief Legal Officer, General Counsel and Corporate Secretary

NORSE HOLDINGS, INC.

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Chief Executive Officer

NAVY ACQUISITION CO. INC.

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	President, Treasurer and Secretary

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By:	/s/ Graciano Guichard González
	Name:	Graciano Guichard González
	Title:	Chairman of the Board

By:	/s/ Enrique Guijosa Hidalgo
	Name:	Enrique Guijosa Hidalgo
	Title:	Chief Executive Officer

ANNE E. GITTINGER

/s/ Anne E. Gittinger

ANNE E. GITTINGER TRUST U/W EVERETT W. NORDSTROM

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Trustee

1976 ELIZABETH J. NORDSTROM TRUST FBO ANNE GITTINGER

By:	/s/ Anne E. Gittinger
	Name:	Anne E. Gittinger
	Title:	Trustee

CHARLES W. RILEY, JR., SOLELY IN HIS CAPACITY AS TRUSTEE OF ANNE E. GITTINGER TRUST U/W EVERETT W. NORDSTROM AND AS CO-TRUSTEE OF TRUST A U/W FRANCES W. NORDSTROM AND NOT IN ANY INDIVIDUAL CAPACITY

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Trustee

ESTATE OF BRUCE A. NORDSTROM

By:	/s/ Margaret Jean O’Roark Nordstrom
	Name:	Margaret Jean O’Roark Nordstrom
	Title:	Co-Executor

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Executor

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Executor

1976 BRUCE A. NORDSTROM TRUST (AKA 1976 ELIZABETH J. NORDSTROM TRUST FBO BRUCE A. NORDSTROM)

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Trustee

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Trustee

TRUST A U/W FRANCES W. NORDSTROM

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Trustee

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Trustee

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Co-Trustee

MARGARET JEAN O'ROARK NORDSTROM, IN HER CAPACITY AS CO-EXECUTOR OF THE ESTATE OF BRUCE A. NORDSTROM

/s/ Margaret Jean O’Roark Nordstrom

PETER E. NORDSTROM

/s/ Peter E. Nordstrom

ERIK B. NORDSTROM

/s/ Erik B. Nordstrom

JAMES F. NORDSTROM, JR.

/s/ James F. Nordstrom, Jr.

KATHARINE T. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

JULIA K. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

AUDREY G. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

ERIK AND JULIE NORDSTROM 2012 SARA D. NORDSTROM TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

BRUCE AND JEANNIE NORDSTROM 2010 MFN TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2010 MFN TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee

BRUCE AND JEANNIE NORDSTROM 2012 CFN TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2012 CFN TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2012 CHILDREN’S TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee